[redacted]

08001009

GRUPO CARSO, S.A.B. DE C.V.

February

RECEIVED

2008 FEB 29 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of December 31,2007 and 2006 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

3/3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	101,720,275	100	94,076,236	100
s02	CURRENT ASSETS	60,813,426	60	48,833,596	52
s03	CASH AND SHORT-TERM INVESTMENTS	23,190,616	23	8,848,599	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,096,807	17	16,617,666	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,805,346	2	779,122	1
s06	INVENTORIES	16,191,220	16	16,045,592	17
s07	OTHER CURRENT ASSETS	2,529,437	2	6,542,617	7
s08	LONG-TERM	5,313,614	5	4,504,271	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	46,759	0	46,202	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,010,970	4	3,512,813	4
s11	OTHER INVESTMENTS	1,255,885	1	945,256	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	34,751,666	34	33,626,174	36
s13	LAND AND BUILDINGS	31,617,177	31	31,652,636	34
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	26,728,895	26	26,877,106	29
s15	OTHER EQUIPMENT	6,249,279	6	5,894,905	6
s16	ACCUMULATED DEPRECIATION	32,606,740	32	32,009,767	34
s17	CONSTRUCTION IN PROGRESS	2,763,055	3	1,211,294	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	145,588	0	110,519	0
s19	OTHER ASSETS	695,981	1	7,001,676	7
s20	TOTAL LIABILITIES	36,494,724	100	45,692,455	100
s21	CURRENT LIABILITIES	19,957,703	55	25,042,384	55
s22	SUPPLIERS	7,847,111	22	5,971,629	13
s23	BANK LOANS	632,792	2	7,019,834	15
s24	STOCK MARKET LOANS	2,060,661	6	830,080	2
s103	OTHER LOANS WITH COST	26,736	0	104,071	0
s25	TAXES PAYABLE	1,979,530	5	992,097	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	7,410,873	20	10,124,673	22
s27	LONG-TERM LIABILITIES	8,967,585	25	12,265,334	27
s28	BANK LOANS	8,949,648	25	8,462,536	19
s29	STOCK MARKET LOANS	0	0	1,815,800	4
s30	OTHER LOANS WITH COST	17,937	0	1,986,998	4
s31	DEFERRED LIABILITIES	2,136	0	46	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	7,567,300	21	8,384,691	18
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	65,225,551	100	48,383,781	100
s34	MINORITY INTEREST	8,017,308	12	8,152,273	17
s35	MAJORITY INTEREST	57,208,243	88	40,231,508	83
s36	CONTRIBUTED CAPITAL	8,783,603	13	8,787,366	18
s79	CAPITAL STOCK	6,608,043	10	6,611,806	14
s39	PREMIUM ON ISSUANCE OF SHARES	2,175,560	3	2,175,560	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	48,424,640	74	31,444,142	65
s42	RETAINED EARNINGS AND CAPITAL RESERVES	91,798,563	141	74,012,890	153
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(43,373,923)	(66)	(42,568,748)	(88)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	23,190,616	100	8,848,599	100
s46	CASH	1,256,289	5	1,002,718	11
s47	SHORT-TERM INVESTMENTS	21,934,327	95	7,845,881	89
s07	OTHER CURRENT ASSETS	2,529,437	100	6,542,617	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	456,089	18	520,739	8
s82	DISCONTINUED OPERATIONS	1,618,984	64	5,843,348	89
s83	OTHER	454,364	18	178,530	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	145,588	100	110,519	100
s48	DEFERRED EXPENSES (NET)	133,668	92	105,618	96
s49	GOODWILL	0	0	0	0
s51	OTHER	11,920	8	4,901	4
s19	OTHER ASSETS	695,981	100	7,001,676	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	588,369	85	488,955	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	14,066	2	6,466,717	92
s87	OTHER	93,546	13	46,004	1
s21	CURRENT LIABILITIES	19,957,703	100	25,042,384	100
s52	FOREIGN CURRENCY LIABILITIES	2,406,222	12	1,284,019	5
s53	MEXICAN PESOS LIABILITIES	17,551,481	88	23,758,365	95
s26	OTHER CURRENT LIABILITIES WITHOUT COST	7,410,873	100	10,124,673	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	284,071	4	890,173	9
s89	INTEREST LIABILITIES	40,841	1	106,647	1
s68	PROVISIONS	2,337,291	32	2,292,259	23
s90	DISCONTINUED OPERATIONS	552,788	7	3,463,620	34
s58	OTHER CURRENT LIABILITIES	4,195,882	57	3,371,974	33
s27	LONG-TERM LIABILITIES	8,967,585	100	12,265,334	100
s59	FOREIGN CURRENCY LIABILITIES	8,120,135	91	9,791,954	80
s60	MEXICAN PESOS LIABILITIES	847,450	9	2,473,380	20
s31	DEFERRED LIABILITIES	2,136	100	46	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,136	100	46	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	7,567,300	100	8,384,691	100
s66	DEFERRED TAXES	7,404,824	98	6,907,633	82
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	1,309,602	16
s69	OTHER LIABILITIES	162,476	2	167,456	2
s79	CAPITAL STOCK	6,608,043	100	6,611,806	100
s37	CAPITAL STOCK (NOMINAL)	897,771	14	935,322	14
s38	RESTATEMENT OF CAPITAL STOCK	5,710,272	86	5,676,484	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO — QUARTER: 4 — YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Previous Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	91,798,563	100	74,012,890	100
s93	LEGAL RESERVE	381,635	0	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	2,976,008	3	3,493,135	5
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	68,981,277	75	62,108,748	84
s45	NET INCOME FOR THE YEAR	19,459,643	21	8,029,372	11
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(43,373,923)	100	(42,568,748)	100
s70	ACCUMULATED MONETARY RESULT	275,244	(1)	275,244	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(36,199,024)	83	(35,790,747)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	9,929	0	7,065	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(66,623)	0	(62,757)	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(7,485,541)	17	(7,082,696)	17
s99	LABOR OBLIGATION ADJUSTMENT	(987)	0	(7,936)	0
s100	OTHER	93,079	0	93,079	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	40,855,723	23,791,212
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	947	1,011
s75	EMPLOYEES (*)	56,107	54,806
s76	WORKERS (*)	21,850	24,554
s77	OUTSTANDING SHARES (*)	2,329,205,000	2,338,690,900
s78	REPURCHASED SHARES (*)	415,795,000	406,309,100
s101	RESTRICTED CASH	757,735	725,894
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	40,709

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	74,973,084	100	74,270,251	100
r02	COST OF SALES	54,134,082	72	52,024,841	70
r03	GROSS PROFIT	20,839,002	28	22,245,410	30
r04	GENERAL EXPENSES	11,435,833	15	10,670,239	14
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	9,403,169	13	11,575,171	16
r08	OTHER INCOME AND (EXPENSE), NET	14,008,414	19	(293,199)	0
r06	COMPREHENSIVE FINANCING RESULT	(371,396)	0	(1,845,850)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,150,192	2	1,151,104	2
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	24,190,379	32	10,587,226	14
r10	INCOME TAXES	5,353,649	7	2,722,730	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	18,836,730	25	7,864,496	11
r14	DISCONTINUED OPERATIONS	1,974,679	3	1,929,332	3
r18	NET CONSOLIDATED INCOME	20,811,409	28	9,793,828	13
r19	NET INCOME OF MINORITY INTEREST	1,351,766	2	1,764,456	2
r20	NET INCOME OF MAJORITY INTEREST	19,459,643	26	8,029,372	11

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	74,973,084	100	74,270,251	100
r21	DOMESTIC	62,755,150	84	63,973,212	86
r22	FOREIGN	12,217,934	16	10,297,039	14
r23	TRANSLATED INTO DOLLARS (***)	1,087,886	1	887,453	1
r08	OTHER INCOME AND (EXPENSE), NET	14,008,414	100	(293,199)	100
r49	OTHER INCOME AND (EXPENSE), NET	14,415,646	103	89,398	(30)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	412,626	3	410,113	(140)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(5,394)	0	(27,516)	9
r06	COMPREHENSIVE FINANCING RESULT	(371,396)	100	(1,845,850)	100
r24	INTEREST EXPENSE	2,945,358	(793)	3,472,019	(188)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	188	0	197	0
r26	INTEREST INCOME	2,221,265	(598)	1,869,414	(101)
r46	OTHER FINANCIAL PRODUCTS	3,398	(1)	9,220	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	373,308	(101)	(324,816)	18
r28	RESULT FROM MONETARY POSITION	(23,821)	6	72,548	(4)
r10	INCOME TAXES	5,353,649	100	2,722,730	100
r32	INCOME TAX	4,880,034	91	3,345,467	123
r33	DEFERRED INCOME TAX	473,615	9	(622,737)	(23)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	74,973,085	74,270,252
r37	TAX RESULT FOR THE YEAR	20,188,723	10,045,017
r38	NET SALES (**)	74,973,084	74,270,251
r39	OPERATING INCOME (**)	9,403,169	11,575,171
r40	NET INCOME OF MAJORITY INTEREST (**)	19,459,643	8,029,372
r41	NET CONSOLIDATED INCOME (**)	20,811,409	9,793,828
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,123,778	2,030,682

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	21,147,059	100	20,469,911	100
rt02	COST OF SALES	15,890,490	75	14,088,219	69
rt03	GROSS PROFIT	5,256,569	25	6,381,692	31
rt04	GENERAL EXPENSES	3,277,669	15	2,949,997	14
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	1,978,900	9	3,431,695	17
rt08	OTHER INCOME AND (EXPENSE), NET	14,065,438	67	(272,277)	(1)
rt06	COMPREHENSIVE FINANCING RESULT	154,867	1	(984,857)	(5)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	299,756	1	355,718	2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	16,498,961	78	2,530,279	12
rt10	INCOME TAXES	3,514,022	17	768,456	4
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	12,984,939	61	1,761,823	9
rt14	DISCONTINUED OPERATIONS	549,472	3	550,707	3
rt18	NET CONSOLIDATED INCOME	13,534,411	64	2,312,530	11
rt19	NET INCOME OF MINORITY INTEREST	348,875	2	424,108	2
rt20	NET INCOME OF MAJORITY INTEREST	13,185,536	62	1,888,422	9

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	21,147,059	100	20,469,911	100
rt21	DOMESTIC	17,899,778	85	18,046,538	88
rt22	FOREIGN	3,247,281	15	2,423,373	12
rt23	TRANSLATED INTO DOLLARS (***)	294,143	1	214,109	1
rt08	OTHER INCOME AND (EXPENSE), NET	14,065,438	100	(272,277)	100
rt49	OTHER INCOME AND(EXPENSE), NET	14,141,512	101	(209,436)	77
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	75,351	1	52,144	(19)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	723	0	10,697	(4)
rt06	COMPREHENSIVE FINANCING RESULT	154,867	100	(984,857)	100
rt24	INTEREST EXPENSE	464,324	300	976,046	(99)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	28	0	20	0
rt26	INTEREST INCOME	444,800	287	202,735	(21)
rt46	OTHER FINANCIAL PRODUCTS	843	1	1,146	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	238,430	154	(251,548)	26
rt28	RESULT FROM MONETARY POSITION	(64,854)	(42)	38,876	(4)
rt10	INCOME TAXES	3,514,022	100	768,456	100
rt32	INCOME TAX	2,988,342	85	937,054	122
rt33	DEFERRED INCOME TAX	525,680	15	(168,598)	(22)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	546,331	520,238

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 4 | YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	20,811,409	9,793,828
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(13,474,108)	149,171
c03	RESOURCES FROM NET INCOME FOR THE YEAR	7,337,301	9,942,999
c04	RESOURCES PROVIDED OR USED IN OPERATION	120,021	(582,143)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	7,457,322	9,360,856
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(5,739,447)	5,327,093
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,457,912)	(6,696,726)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(8,197,359)	(1,369,633)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	15,230,896	(8,396,770)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	14,490,859	(405,547)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,699,757	9,254,146
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,190,616	8,848,599

STOCK EXCHANGE CODE: GCARSO

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

QUARTER: 4 YEAR: 2007

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(13,474,108)	149,171
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,123,778	2,030,682
c41	+ (-) OTHER ITEMS	(15,597,886)	(1,881,511)
c04	RESOURCES PROVIDED OR USED IN OPERATION	120,021	(582,143)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(813,711)	(2,012,918)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(877,911)	(265,947)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,509,274)	777,693
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,781,625	(483,397)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,539,292	1,402,426
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(5,739,447)	5,327,093
c23	+ BANK FINANCING	(6,077,786)	5,287,257
c24	+ STOCK MARKET FINANCING	(1,104,019)	(775,943)
c25	+ DIVIDEND RECEIVED	1,493,284	1,228,459
c26	+ OTHER FINANCING	(50,926)	(412,680)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,457,912)	(6,696,726)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(3,656)	(10,338)
c31	(-) DIVIDENDS PAID	(2,062,712)	(5,995,080)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(391,544)	(691,308)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	15,230,896	(8,396,770)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	18,503,157	(3,798,841)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,976,061)	(2,664,785)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(1,515,886)	(149,745)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	319,212	153,056
c39	+ (-) OTHER ITEMS	900,474	(1,936,455)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Previous Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 8.33		$ 3.42	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 8.06		$ 3.35	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ (0.85)		$ (0.82)	
d08	CARRYNG VALUE PER SHARE	$ 24.56		$ 17.20	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.51		$ 2.40	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.68	times	2.41	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	4.96	times	12.12	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	27.75	%	13.18	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	34.01	%	19.95	%
p03	NET INCOME TO TOTAL ASSETS (**)	20.45	%	10.41	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.96	%	60.33	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(0.11)	%	0.74	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.73	times	0.78	times
p07	NET SALES TO FIXED ASSETS (**)	2.15	times	2.20	times
p08	INVENTORIES TURNOVER (**)	3.34	times	3.24	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	71.38	days	70.04	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.20	%	17.17	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	35.87	%	48.56	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.55	times	0.94	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	28.84	%	24.24	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	25.80	%	36.47	%
p15	OPERATING INCOME TO INTEREST PAID	3.19	times	3.33	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.05	times	1.62	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.04	times	1.95	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.23	times	1.30	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.66	times	1.06	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	116.19	%	35.33	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.78	%	13.38	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.16	%	(0.98)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.53	times	2.65	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	70.01	%	(388.94)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	29.98	%	488.94	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(19.53)	%	31.73	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Previous Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	17	2,329,205,000	0	2,329,205,000	0	897,771	0
TOTAL			2,329,205,000	0	2,329,205,000	0	897,771	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,329,205,000

NOTES

END